Exhibit 99.77Q3

INDEPENDENT ACCOUNTANTS’ REPORT

To the Board of Trustees of The Alger Funds, The Alger Funds II, The Alger Institutional Funds, Alger China – U.S. Growth Fund, and The Alger Portfolios:

We have examined the procedures placed in operation by The Alger Funds, comprised of the Alger Capital Appreciation Fund, Alger Large Cap Growth Fund, Alger Mid Cap Growth Fund, Alger SMid Cap Growth Fund, Alger Small Cap Growth Fund, Alger Growth Opportunities Fund, Alger Health Sciences Fund, and Alger Growth & Income Fund; The Alger Funds II, comprised of the Alger Spectra Fund, Alger Analyst Fund, Alger Green Fund, Alger Dynamic Opportunities Fund, and Alger Emerging Markets Fund; The Alger Institutional Funds, comprised of the Alger Large Cap Growth Institutional Fund, Alger Mid Cap Growth Institutional Fund, Alger Small Cap Growth Institutional Fund, and Alger Capital Appreciation Institutional Fund; Alger China – U.S. Growth Fund; and The Alger Portfolios, comprised of the Alger Large Cap Portfolio, Alger Growth & Income Portfolio, Alger Mid Cap Growth Portfolio, Alger Small Cap Growth Portfolio, Alger SMid Cap Growth Portfolio, Alger Capital Appreciation Portfolio, and Alger Balanced Portfolio (collectively, the “Funds”) as of August 31, 2011, to achieve compliance with the terms and conditions of the application for (the “Application”) and order of exemption that was granted by the Securities and Exchange Commission dated August 11, 2009 permitting certain of the Funds to participate in a joint lending and borrowing facility (the “Interfund Lending Program”). Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on the Funds’ compliance with the Application based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, and accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.

We did not perform procedures to determine the operating effectiveness of controls for any period. Accordingly, we express no opinion on the operating effectiveness of any aspects of the Funds’ procedures to achieve compliance with the terms and conditions of the Application.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

Our examination disclosed the following instance of material noncompliance:

(i)            Under Section II(D) of the Application, certain of the funds are barred by their fundamental policies from participating as lenders in the Interfund LendingProgram. The Alger Large Cap Growth Fund of The Alger Funds did not comply by participating as a lender in the Interfund Lending Program from May 9, 2011 to May 13, 2011.

In our opinion, except for the material noncompliance described in the preceding paragraph, The Alger Funds, The Alger Funds II, The Alger Institutional Funds, Alger China – U.S. Growth Fund, and The Alger Portfolios, as of August 31, 2011, complied with the terms and conditions of the Application and order of exemption that was granted by the Securities and Exchange Commission dated August 11, 2009.

This report is intended solely for the information and use of management and the Board of Trustees of the Funds, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

New York, New York

December 13, 2011